August 9, 2023

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Mast and Ms. Angela Connell

Re: Beam Therapeutics Inc.

Form 10-K for the Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-39208

Dear Ms. Mast and Ms. Connell:

Beam Therapeutics Inc. (“Beam”) provides this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in a letter to Beam dated July 20, 2023 (the “Comment Letter”) pertaining to the Form 10-K for the year ended December 31, 2022 filed by Beam on February 28, 2023 (the “Form 10-K”). For ease of reference in this response letter, each of the Staff’s comments contained in the Comment Letter is reproduced in bold or italicized font, and the corresponding response of Beam is shown below the comment.

Form 10-K for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements

8. Equity method investment

Orbital, page F-26

1.	Please address the following as it relates to your equity method investment in Orbital Therapeutics:

•

Reconcile your disclosure that you received a 31.5% fully diluted equity interest in Orbital at the time of your initial investment and that of December 31, 2022 you hold 95.8% of its outstanding common stock with your risk factor disclosure on page 77 whereby you state that you hold a “minority interest” in Orbital.

•

Provide us with your analysis under ASC 810 supporting your determination that you are not the primary beneficiary of Orbital. As part of your response, identify the activities of Orbital that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.

•	Explain how the interim management services you are providing Orbital in addition to your board representation factored into your analysis.

•	To the extent that the power is shared among the various variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.

Company Response:

Beam respectfully acknowledges the Staff’s comment and has included each of the Staff’s requests in italics below, followed by Beam’s response to the Staff.

Reconcile your disclosure that you received a 31.5% fully diluted equity interest in Orbital at the time of your initial investment and that of December 31, 2022 you hold 95.8% of its outstanding common stock with your risk factor disclosure on page 77 whereby you state that you hold a “minority interest” in Orbital.

In September 2022, Beam contributed exclusive and non-exclusive licenses and certain services to Orbital Therapeutics, Inc. (“Orbital”) in exchange for 75,000,000 shares of Orbital’s common stock, which at the time of the initial investment constituted 97.1% of the outstanding common stock of Orbital (77,245,830 common shares). In addition to outstanding common stock, Orbital’s capital structure consisted of outstanding preferred stock (102,733,126), and unvested restricted common stock and common stock options (58,214,170 in aggregate). Accordingly, on a fully diluted basis, which takes into account the securities that are convertible into common stock or could be common stock outstanding when vested, Beam’s investment in Orbital represented 31.5% of Orbital’s equity.

Due to the subsequent issuance of shares of common stock, Beam held 95.8% of the outstanding common stock as of December 31, 2022. In light of the voting rights of the outstanding preferred stock and restricted stock, Beam’s interest in Orbital is a noncontrolling interest, which we referred to as a “minority interest” in the risk factor disclosure.

Because Beam accounts for its investment in Orbital under the equity method of accounting, it is required to recognize its share of Orbital’s earnings or losses based on its share of the outstanding common stock and in-substance common stock. Beam determined the other classes of Orbital equity do not represent in-substance common stock in accordance with ASC 323-10-15-13.

Provide us with your analysis under ASC 810 supporting your determination that you are not the primary beneficiary of Orbital. As part of your response, identify the activities of Orbital that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.

Explain how the interim management services you are providing Orbital in addition to your board representation factored into your analysis.

To the extent that the power is shared among the various variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.

Upon investing in Orbital, Beam assessed the accounting for its investment in accordance with ASC 810-10, Consolidation - Overall. After determining that no scope exception applies under the guidance of ASC 810-10-15-12 and ASC 810-10-15-17, Beam concluded that it has a variable interest in Orbital through its investment in Orbital common stock. Because Orbital does not have sufficient equity to finance its activities without additional subordinated financial support, Beam concluded that Orbital is a variable interest entity (“VIE”) in accordance with ASC 810-10-15-14(a) and is subject to potential consolidation under the VIE model. Although Beam is not subject to the voting interest model, Beam notes it does not have voting control under the voting interest model. As analyzed further below, Beam also does not have control under the VIE model.

To evaluate potential consolidation under the variable interest model, Beam (1) evaluated the purpose and design of the VIE and the risks the VIE was designed to create and pass along to its variable interest holders; (2) identified the activities related to the risks identified in step 1 that most significantly affect the economic performance of the VIE; and (3) identified the party that makes the significant decisions or controls the activity or activities that most significantly affect the VIE’s economic performance, including whether any other parties have involvement in those decisions (shared power).

Orbital was initially designed to develop ribonucleic acid (“RNA”)-based therapeutic products, and the primary risks are the operational and financial risks related to a new business in a developing area of science. More specifically, Orbital’s economic performance is dependent on research and development activities and future commercialization of its technology. Accordingly, the activities related to these risks that most significantly impact Orbital’s economic performance are the decisions relating to the funding, oversight, and execution of research and development activities, which are encapsulated in the operating plan and budget and the personnel of Orbital.

Beam determined the following activities most significantly impact Orbital’s economic performance: (1) approval of the operating plan and budget, including determination of which research and development programs to pursue and how to develop the corresponding intellectual property, (2) hiring and firing of management and (3) determination of management’s compensation.

To assess which party has the power to direct these activities, Beam considered Orbital’s key governance documents, including the articles of incorporation, by-laws, investor rights agreement and voting agreement. Decisions related to the significant activities that most impact the economic performance of Orbital are made by the Orbital board of directors on behalf of the equity holders. Although there is an executive team led by a CEO running the day-to-day operations, the Orbital board has responsibility for the overall direction, supervision and management of Orbital. Orbital’s board was initially comprised of six directors and Beam has the right to nominate one out of six directors for approval by the preferred shareholders. Further, Beam’s President, who was serving as the interim CEO of Orbital, is also entitled to serve as a director of Orbital’s board. As noted above, all activities that most significantly impact Orbital’s economic performance are directed by the Orbital board and the board approves decisions by a simple majority. Based on the board composition, Beam determined that no one party has control over the Orbital board and power is not shared because the activities that most significantly affect Orbital’s economic performance do not require the consent of all of the parties. Rather, all decisions are made by a simple majority vote of the Orbital board. Therefore, because Beam controls no more than two out of six of Orbitals’ directors, Beam cannot unilaterally direct any of the activities that most significantly impact Orbital’s economic performance. Accordingly, Beam is not the primary beneficiary of the VIE and need not consolidate Orbital.

Beam considered whether the interim management services provided by Beam employees to Orbital provided Beam with the power to make decisions about the significant activities identified above. The interim CEO of Orbital serves at the direction of the Orbital board. That is, the interim CEO does not have any contractual, super voting rights to individually make any decisions about the activities that most significantly impact the economic performance of Orbital. In addition, the CEO is subject to substantive oversight by the Orbital board, as described further below. There is no contractual obligation to keep Beam’s employee as interim CEO for a specified period of time. Furthermore, the role of the CEO is hired and fired by the Orbital board with no approval required from Orbital equity holders. Therefore, Beam does not have the power to require Orbital to keep its employee as interim CEO. In addition to the interim CEO, certain of Beam’s employees were engaged by Orbital to provide consulting services to Orbital while Orbital expanded its employee hiring. Similar to the interim CEO, these individuals are involved in the conduct of certain day-to-day activities in accordance with the operating plan and cannot deviate from the operating plan without approval from the Orbital board. Accordingly, the interim management services provided by Beam’s employees did not provide Beam with the power to direct the activities that most significantly impact the economic performance of Orbital.

As stated above, the Orbital business is directed, managed, and controlled by the Orbital board. Further, the board is composed of six directors, and the decisions that most significantly impact the economic performance require only simple majority approval of the board. Therefore, not all parties with board representation are required to approve all the activities that most significantly affect Orbital’s economic performance. Hence, the power is not shared among variable interest holders and there is no tie-breaking mechanism in place with respect to key decisions.

In addition to power not being shared, Orbital and Beam are not under common control and there is not a single decision maker. Additionally, none of the other conditions to apply the related party guidance in ASC 810-10-25-44B are met. Based on these circumstances, the related party tie-breaker test is not applicable.

*****

We appreciate the opportunity to respond to the Commission and, if you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Terry-Ann Burrell
Terry-Ann Burrell
Chief Financial Officer and Treasurer

cc:

Christine Bellon, Ph.D., Chief Legal Officer and Secretary

Cynthia Mazareas, Partner, Wilmer Cutler Pickering Hale and Dorr LLP